Exhibit 99.1

Vermilion Energy Inc. Delivers Record Annual Production and Strong Reserve Recycle Ratios, Q4 2025 Production Exceeds Guidance with Robust Fund Flows from Operations

CALGARY, AB, March 4, 2026 /CNW/ - Vermilion Energy Inc. ("Vermilion" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the year ended December 31, 2025.

The audited financial statements, management discussion and analysis and annual information form for the year ended December 31, 2025 will be available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

Year End 2025 Results

•	Generated $1,010 million ($6.58/basic share)(2) of fund flows from operations ("FFO")(1) and $375 million of free cash flow ("FCF")(6), fully funding $635 million of exploration and development ("E&D") capital expenditures(3) while strengthening the balance sheet and returning cash to shareholders.
•	Reduced net debt(7) by more than $700 million since Q1 2025, ending the year at $1.34 billion and achieving a net debt to four quarter trailing FFO(8) ratio of 1.4x, with debt levels well below any relevant financial covenants.
•	Returned $116 million to shareholders through dividends and share buybacks, including $80 million in dividends and the repurchase and cancellation of 3.1 million shares under the NCIB.
•	Realized an average natural gas price of $6.01/mcf after hedging in 2025, more than three times the AECO benchmark, reflecting structural exposure to premium international gas markets and portfolio diversification.
•	Reported a net loss of $654 million ($4.25/basic share) driven by discontinued operations related to the sale of Saskatchewan and U.S. assets, and non-cash, price-related impairments on mature legacy assets in Australia, France, and Ireland, with no impact on 2025 FFO, liquidity or ongoing operations.
•	Record production of 119,919 boe/d(10) (65% natural gas), representing 46% per share growth year over year. Production comprised of 90,062 boe/d(10) from North American assets and 29,857 boe/d(10) from International assets.
•	Year-end total proved plus probable ("2P") reserves increased by 36% year over year to 592 mmboe(13), reflecting a reserve life index of 14 years and a reserves replacement of over 450%.
•	Proved developed producing ("PDP") and 2P finding, development and acquisition ("FD&A") costs(14), including changes in future development costs ("FDC") of $14.91/boe and $7.71/boe, respectively, resulting in a FD&A Operating Recycle Ratio(15) of 1.8 times and 3.5 times, respectively.
•	Before-tax net present value ("NPV") of 2P reserves, discounted at 10%, of $4.8 billion(13) or $23 per share(13) after deducting year-end net debt. The 2P NPV includes the development of 23% of Vermilion's internally identified inventory in the Deep Basin and Montney.

Q4 2025 Results

•	Generated $241 million ($1.57/basic share)(2) of FFO(1) and $49 million of FCF(6), fully funding $192 million of E&D capital expenditures(3).
•	Vermilion reduced net debt by $42 million and returned $26 million to shareholders through dividends and share buybacks, comprising $20 million in dividends and the repurchase and cancellation of 0.6 million shares through the NCIB.
•	Realized an average natural gas price of $5.50/mcf after hedging in Q4 2025, more than twice the AECO benchmark, reflecting diversified market access.
•	Reported a net loss from continuing operations of $438 million ($2.86/basic share), driven by non-cash impairments on legacy assets with no impact on quarterly FFO or FCF.
•	Production averaged 121,308 boe/d(10) (69% natural gas), up 46% per share versus Q4 2024 with 91,171 boe/d(10) from North America and 30,137 boe/d(10) from International assets.
•	During the quarter, Vermilion brought online several top performing Deep Basin wells, including wells that were deferred to mid-Q4 2025 to maximize profitability. With these wells coming on production in the quarter, as well as previously shut-in wells being brought back online, production from continuing operations in Canada was over 5,000 boe/d higher than the prior quarter.
•	In the Montney, our Mica asset generated record production of over 16,000 boe/d in Q4 2025, while we spud the most recent pad and remained focused on continued improvement of both operating and drilling and completion costs.
•	In the Netherlands, successfully brought two (1.2 net) conventional natural gas wells on production and advanced permitting and preparatory work for additional drilling in 2026.
•	In Germany, advanced infrastructure construction for the Wisselshorst well, which remains on track for first production in mid-2026, while the Osterheide well delivered average production of approximately 10 mmcf/d, representing a 45% increase from Q3 2025.
•	Operationally, the fourth quarter of 2025 was reflective of our focus on continuous improvement. Unit operating costs in Canada benefitted from greater operational scale, high-quality assets and commitment to cost management to reach their lowest level in over a decade, which drove corporate unit operating costs of $11.86/boe, the lowest since 2020.

Outlook

•	Vermilion expects Q1 2026 production to average 122,000 to 124,000 boe/d (70% natural gas)(16), with full-year production of 118,000 to 122,000 boe/d (70% natural gas)(16) on E&D capital expenditures of $600 to $630 million.
•	Declared a quarterly cash dividend of $0.135 per common share, payable on March 31, 2026, to shareholders of record on March 13, 2026. As previously announced, this quarterly cash dividend represents a 4% increase over the prior dividend, and the fifth consecutive year of dividend increases.

($M except as indicated)	Q4 2025	Q3 2025	Q4 2024	2025	2024
Financial
Fund flows from operations (1)	240,734	253,810	262,698	1,010,251	1,205,783
Fund flows from operations ($/basic share) (2)	1.57	1.65	1.70	6.58	7.63
Fund flows from operations ($/diluted share) (2)	1.55	1.64	1.68	6.51	7.55
Net earnings (loss)
Net loss from continuing operations	(438,119)	(4,774)	(18,524)	(364,805)	(96,169)
Net earnings (loss) from discontinued operations	466	7,331	208	(288,796)	49,430
Net earnings (loss)	(437,653)	2,557	(18,316)	(653,601)	(46,739)
Net loss from continuing operations ($/basic share)	(2.86)	(0.03)	(0.12)	(2.37)	(0.61)
Net earnings (loss) from discontinued operations ($/basic share)	-	0.05	-	(1.88)	0.31
Net earnings (loss) ($/basic share)	(2.86)	0.02	(0.12)	(4.25)	(0.30)
Cash flows from operating activities	133,357	389,453	212,587	943,661	967,751
Cash flows used in (from) investing activities	109,062	(325,061)	154,672	1,238,736	634,868
Capital expenditures (3)	191,752	145,562	200,659	634,922	622,980
Acquisitions (4)	1,646	1,068	5,257	1,125,303	22,101
Dispositions (5)	-	483,525	-	483,525	-
Repurchase of shares	6,527	6,320	17,637	35,746	140,707
Cash dividends ($/share)	0.13	0.13	0.12	0.52	0.48
Dividends declared	19,895	19,947	18,521	79,907	75,327
Free cash flow (6)	48,982	108,248	62,039	375,329	582,803
Long-term debt	1,243,397	1,264,343	963,456	1,243,397	963,456
Net debt (7)	1,342,390	1,384,753	966,882	1,342,390	966,882
Net debt to four quarter trailing fund flows from operations (8)	1.4	1.4	0.8	1.4	0.8
Shares outstanding - basic ('000s)	152,950	153,434	154,344	152,950	154,344
Weighted average shares outstanding - diluted ('000s) (9)	155,183	154,921	156,184	153,863	158,068
Operational
Production (10)
Crude oil and condensate (bbls/d)	25,401	28,197	30,327	30,832	31,427
NGLs (bbls/d)	12,140	10,985	6,612	11,244	7,100
Natural gas (mmcf/d)	502.60	479.28	279.59	467.06	276.10
Total (boe/d)	121,308	119,062	83,536	119,919	84,543
Average realized prices
Crude oil and condensate ($/bbl)	83.21	91.93	100.06	89.98	104.29
NGLs ($/bbl)	21.17	22.99	29.38	24.69	30.61
Natural gas ($/mcf)	5.13	4.36	8.47	5.38	6.72
Average realized price ($/boe)	40.99	42.18	66.54	46.42	63.58
Production mix (% of production)
% priced with reference to AECO	54%	52%	33%	50%	32%
% priced with reference to TTF and NBP	15%	15%	23%	15%	22%
% priced with reference to WTI	21%	23%	29%	25%	31%
% priced with reference to Dated Brent	10%	10%	15%	10%	15%
Netbacks
Operating netback ($/boe) (11)	25.62	28.54	43.92	29.91	47.18
Fund flows from operations ($/boe) (12)	21.47	22.82	34.67	23.10	38.71

(1)	Fund flows from operations (FFO) is a total of segments and non-GAAP financial measure most directly comparable to net loss and is calculated as sales less royalties, transportation expense, operating expense, G&A expense, corporate income tax expense (recovery), PRRT expense, interest expense, equity based compensation settled in cash, realized (gain) loss on derivatives, realized foreign exchange (gain) loss, and realized other (income) expense. The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS® Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to net earnings (loss), the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.

(2)	Fund flows from operations per basic share and diluted share is calculated by dividing fund flows from operations (total of segments and non-GAAP financial measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

(3)	Capital expenditures is a non-GAAP financial measure most directly comparable to cash flows used in investing activities and is calculated as the sum of drilling and development costs and exploration and evaluation costs. Management considers capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Capital expenditures is also referred to as E&D capital expenditures.

(4)	Acquisitions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Acquisitions is calculated as the sum of acquisitions, net of cash acquired, acquisitions of securities and net acquired working capital (deficit). Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to acquisitions, net of cash acquired and acquisition of securities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(5)	Dispositions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Dispositions is calculated as the sum of dispositions, and disposition of securities. Management believes that including these components provides a useful measure of the proceeds associated with our disposition activities and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to dispositions and disposition of securities, the most directly comparable primary financial statement measures, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(6)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(7)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt and is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working deficit (capital), a non-GAAP financial measure described in the "Non-GAAP and Other Specified Financial Measures" section of this document. Management considers this a helpful representation of Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(8)	Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company's ability to repay debt. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company's ability to repay debt on a pro forma basis.

(9)	Diluted shares outstanding represents the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan, based on current estimates of future performance factors and forfeiture rates.

(10)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(11)	Operating netback is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Operating netback is most directly comparable to net (loss) earnings and is calculated as sales less royalties, operating expense, transportation expense, PRRT expense, and realized hedging (gain) loss, and when presented on a per unit basis is a non-GAAP ratio. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. More information and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(12)	Fund flows from operations per boe is a non-GAAP ratio that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. FFO per boe is calculated as FFO divided by boe production. FFO per boe is used by management to assess the profitability of Vermilion's business units and Vermilion as a whole. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

(13)	Estimated gross proved, developed and producing, total proved, and total proved plus probable reserves as evaluated by McDaniel & Associates Consultants Ltd. ("McDaniel") in a report dated March 3, 2026 with an effective date of December 31, 2025 (the "McDaniel Reserves Report"). See Vermilion's annual information form for the year ended December 31, 2025 for additional information, including reserve pricing assumptions. Per share metrics calculated using basic shares outstanding at December 31, 2025.

(14)	F&D (finding and development) and FD&A (finding, development and acquisition) costs are calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period. More information can be found in the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of this document.

(15)	Operating Recycle Ratio is a non-GAAP ratio that is calculated by dividing the Operating Netback, excluding PRRT and realized hedging gains and losses, by the cost of adding reserves (F&D and FD&A cost). For the purposes of calculating 2025 Operating Recycle Ratio, this netback number was $26.60. More information can be found in the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of this document.

(16)	Based on Company estimates as at March 2, 2026.

Message to Shareholders

It was an impactful year for Vermilion, repositioning the Company as a Global Gas Producer with long-duration assets, improving profitability and growing free cash flow ("FCF") per share. Through the acquisition of Westbrick Energy Ltd. and the divestments of our Saskatchewan and United States businesses, our go-forward strategy is focused on our gas-weighted assets in Canada and Europe. Our portfolio is anchored by liquids-rich gas assets in the Deep Basin and Montney, complemented by premium-priced European gas assets in Germany, Ireland and the Netherlands. This exposure to global commodity prices remains a strategic advantage for Vermilion, as illustrated by our 2025 realized gas price, after hedging, of $6.01/mcf, which benefits from direct exposure to European gas prices. Europe is on track to exit the winter season with gas inventories well below the five-year average, and the requirement to refill storage ahead of the next winter season is expected to be positive to gas fundamentals.

Our repositioned global gas portfolio is characterized by higher production per share and a lower cost structure, the combination of which delivers growing FCF - all underpinned by high-quality, long-life assets. Through acquisitions and exploration, we have secured large in-place resource that provides decades of development opportunities. We continue to improve on controllable elements of our business - including safety, production and costs - driving stronger profitability. Our strategic investments in Mica Montney infrastructure to achieve our target production of 28,000 boe/d, while leveraging existing Deep Basin infrastructure to profitably grow production, along with development of an existing large gas discovery in Germany, will deliver a sustainable increase in excess free cash flow ("EFCF"). The long duration of our asset base and our commitment to disciplined capital allocation, combined with a low share count, benefits our shareholders through enhanced per share outcomes. With fewer than 153 million shares outstanding, Vermilion is well positioned to add meaningful per-share value as we execute on our strategic objectives.

Vermilion has a clear strategic roadmap to 2030, with a significant increase in FCF anticipated in 2028, as outlined in our recent Investor Day, which utilized a flat commodity price assumption. The roadmap underscores the depth and quality of Vermilion's portfolio well beyond 2030 and reinforces our conviction in the Company's long-term value proposition.

Our long-term execution is driven by our focus on what we can control. Through a busy year of acquisition and divestiture activity, Vermilion delivered strong operational and financial performance, with Q4 2025 representing another solid quarter. Production in Q4 2025 exceeded the top end of our guidance range, while fund flows from operations ("FFO") benefitted from strong realized pricing and an improved cost structure. In the Deep Basin, we brought online some of the strongest gas wells in Alberta, which reinforces our confidence in the quality of our assets and our 2026 drilling program. Our Mica Montney asset achieved record quarterly production and successfully delineated additional acreage on the Alberta side of our asset. Global gas sales in Q4 2025 continued to benefit from strong realizations, with a realized price, after hedging, of $5.50/mcf, more than doubling the AECO benchmark for the quarter. Vermilion's direct European gas exposure, over 110 mmcf/d in Q4 2025, is a significant driver of this outperformance, while our Canadian gas production benefitted from enhanced market diversification and a sophisticated hedging program to exceed local benchmark prices.

We are encouraged by Vermilion's recent performance and are excited about the outlook we shared at Investor Day. We remain focused on improving profitability and resilience across the business. With a high-quality asset base and a strong team in place, we are confident in our ability to grow FCF, reduce net debt, and return capital to shareholders - and in our ability to maintain this performance for many years to come.

Q4 2025 Review

Vermilion generated $241 million of FFO in Q4 2025, with FCF of $49 million on E&D capital expenditures of $192 million. During the quarter, the Company recorded non-cash, price-related impairment charges related to legacy mature assets in Australia, France and Ireland. These price-related impairments on legacy mature assets are not an indication of deterioration in the performance or outlook of Vermilion's mature asset portfolio. With respect to Ireland, the $304 million non-cash impairment represents a partial reversal of the price-driven $439 million non-cash gain on acquisition recorded in 2023 in Ireland, based upon lower European gas prices.

Production averaged 121,308 boe/d (69% natural gas)(1), with full-year 2025 production of 119,919 boe/d (65% natural gas)(1). Production from Vermilion's Canadian continuing operations averaged 91,053 boe/d(1) in Q4 2025, a 6% increase over the prior quarter, reflecting strong performance from recent Deep Basin wells and production from previously shut-in wells being brought back online. Production from Vermilion's International operations averaged 30,137 boe/d(1) in Q4 2025, in-line with the prior quarter, as new production in the Netherlands and higher gas production in Germany largely offset natural declines in Ireland, Australia and Croatia.

In Canada, the Company maintained a three-rig drilling program in the Deep Basin, drilling sixteen (16.0 net), completing fourteen (14.0 net), and bringing on production seventeen (17.0 net) liquids-rich gas wells. The Company elected to defer start-up of several highly productive wells that were drilled and completed in Q3 2025 to mid-Q4 2025 to maximize profitability. With these wells coming on production in the quarter, as well as previously shut-in wells being brought back online, production from continuing operations in Canada was over 5,000 boe/d higher than the prior quarter. In addition to record Q4 production in the Montney, we drilled four (4.0 net) liquids-rich shale gas wells that are expected to be completed and brought online in 2026.

In the Netherlands, Vermilion completed and brought on production two (1.2 net) conventional natural gas wells in Q4 2025. The Company also progressed preliminary work to facilitate drilling one (0.5 net) well in Netherlands in 2026, including receiving certain required permits. In Germany, we progressed infrastructure build-out for the first Wisselshorst well (0.6 net) during Q4 2025 and we expect first production from this well in mid-2026. In addition, the Osterheide well (1.0 net) that was brought on production earlier in the year increased production in Q4 2025, with average production of 10 mmcf/d (1,600 boe/d) up 45% compared to the prior quarter.

Operationally, the fourth quarter of 2025 was reflective of our focus on continuous improvement. In Canada, our greater operational scale, high-quality assets and commitment to cost management drove unit operating costs to their lowest level in over a decade. On a corporate basis, this resulted in unit operating costs of $11.86, the lowest since 2020.

During the fourth quarter of 2025, we accelerated debt reduction by selling a portion of our ownership of Coelacanth Energy Inc. ("Coelacanth"). The transactions, completed in December 2025, resulted in $42MM of incremental debt reduction and a realized gain on disposition of $12 million. We continue to hold a 10.1% ownership in Coelacanth and will continue to monitor delineation activity on the Coelacanth asset base.

2025 Reserves Update

Vermilion's reserves are evaluated by the Company's independent qualified reserves evaluator. Total proved developed producing ("PDP") reserves increased by 25% from the prior year to 210 mmboe(2), while proved plus probable ("2P") reserves increased by 36% from the prior year to 592 mmboe(2), driven by organic growth and Vermilion's acquisition in the Deep Basin of Alberta that closed in February 2025. Vermilion added 86 mmboe of PDP reserves and 201 mmboe of 2P reserves at an average finding, development and acquisition ("FD&A")(3) cost, including future development costs, of $14.91 and $7.71 per boe, respectively, resulting in an operating recycle ratio(4) of 1.8 times on a PDP basis and 3.5 times on a 2P basis. The PDP and 2P additions reflect reserves replacement of 196% and 459%, respectively.

The 2P reserve life index at December 31, 2025, is 14 years, which is consistent with our long-term average. Vermilion's internal estimate of drilling locations across our 1.3 million net acres in the Deep Basin and Montney is approximately 1,700 locations(5), of which 23% are included in our year-end reserves. In addition, internal estimates of gas initially in place related to exploration and development prospects in Europe are not included in our year-end reserves, and therefore Vermilion believes there is significant upside to future European gas reserves given our 1.4 million net acre land base across Germany and the Netherlands and the Company's track record of exploration success. The before-tax net present value of 2P reserves, discounted at 10%, using three consultant average January 1, 2026 pricing, is $4.8 billion(2), or $23 per basic share(2) after deducting year-end net debt. PDP reserves at December 31, 2025 do not reflect any volumes or present value of reserves associated with the Wisselshorst discovery on the Bommelsen license, while 2P reserves include approximately 7 mmboe of reserves associated with the initial discovery. Vermilion has identified up to six additional drilling locations on the Bommelsen license that currently have no reserves assigned.

The following table provides a summary of company interest reserves by reserve category and region on an oil equivalent basis. Please refer to Vermilion's 2025 Annual Information Form for the year ended December 31, 2025 ("2025 Annual Information Form") for detailed information by country and product type.

BOE (mboe)	Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Proved	Probable	Proved Plus Probable
North America	164,098	6,109	140,195	310,403	190,972	501,374
International	46,111	1,799	9,794	57,703	33,258	90,962
Vermilion	210,209	7,908	149,989	368,106	224,230	592,336

The following table provides a reconciliation of changes in company interest reserves by reserve category and region. Please refer to Vermilion's 2025 Annual Information Form for detailed information by country and product type and for an explanation concerning the reserve change categories. The following tables may not total due to rounding.

PDP (mboe)	North America	International	Vermilion
December 31, 2024	114,376	53,600	167,976
Discoveries	-	-	-
Extensions & Improved Recovery	15,124	170	15,294
Technical Revisions	15,771	5,299	21,071
Acquisitions	90,620	-	90,620
Dispositions	(36,753)	-	(36,753)
Economic Factors	(2,167)	(2,061)	(4,229)
Production	(32,873)	(10,898)	(43,771)
December 31, 2025	164,098	46,111	210,209
1P (mboe)	North America	International	Vermilion
December 31, 2024	210,670	68,453	279,123
Discoveries	-	-	-
Extensions & Improved Recovery	29,860	3,890	33,750
Technical Revisions	(942)	(1,530)	(2,472)
Acquisitions	177,154	-	177,154
Dispositions	(70,807)	-	(70,807)
Economic Factors	(2,661)	(2,212)	(4,872)
Production	(32,873)	(10,898)	(43,771)
December 31, 2025	310,403	57,703	368,106

2P (mboe)	North America	International	Vermilion
December 31, 2024	330,612	104,496	435,109
Discoveries	-	-	-
Extensions & Improved Recovery	70,661	6,418	77,079
Technical Revisions	(11,051)	(7,099)	(18,150)
Acquisitions	249,963	-	249,963
Dispositions	(102,661)	-	(102,661)
Economic Factors	(3,278)	(1,956)	(5,233)
Production	(32,873)	(10,898)	(43,771)
December 31, 2025	501,374	90,962	592,336

Additional information about the McDaniel Reserves Report can be found in our Annual Information Form on our website at www.vermilionenergy.com and on SEDAR+ at www.sedarplus.ca.

Outlook and Guidance Update

Vermilion expects Q1 2026 production to average 122,000 to 124,000 boe/d (70% natural gas)(6). Q1 2026 production includes temporary downtime in Australia related to a category three cyclone event. Our staff in Australia successfully managed the safe shutdown and exported approximately 300,000 barrels of oil in Q1 2026, and are now focused on completing the necessary repair work to support the restart of operations following the shutdown.

Full-year 2026 guidance is unchanged, with the Company expecting to deliver production of 118,000 to 122,000 boe/d (70% gas)(6) on E&D capital expenditures of $600 to $630 million and reflects the impact of operated and non-operated maintenance in Europe planned for Q3 2026, including a 32-day turnaround in Ireland, which occurs on a five-year cycle.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, we have 48% of our expected net-of-royalty production hedged for 2026. With respect to individual commodity products, we have hedged 50% of our European natural gas production, 53% of our crude oil production, and 45% of our North American natural gas volumes, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link:

https://www.vermilionenergy.com/invest-with-us/hedging.

(Signed "Dion Hatcher")

Dion Hatcher
President & Chief Executive Officer
March 4, 2026

(1)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(2)	Estimated gross proved, developed and producing, total proved, and total proved plus probable reserves as evaluated by McDaniel & Associates Consultants Ltd. ("McDaniel") in a report dated March 3, 2026 with an effective date of December 31, 2025 (the "McDaniel Reserves Report"). See Vermilion's annual information form for the year ended December 31, 2025 for additional information, including reserve pricing assumptions. Per share metrics calculated using basic shares outstanding at December 31, 2025.

(3)	F&D (finding and development) and FD&A (finding, development and acquisition) costs are calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period. More information can be found in the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of this document.

(4)	Operating Recycle Ratio is a non-GAAP ratio that is calculated by dividing the Operating Netback, excluding PRRT and realized hedging gains and losses, by the cost of adding reserves (F&D and FD&A cost). For the purposes of calculating 2025 Operating Recycle Ratio, this netback number was $26.60. More information can be found in the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of this document.

(5)	Refer to the disclaimer on Estimates of Drilling Locations.

(6)	Based on Company estimates as at March 2, 2026.

Conference Call

Vermilion will discuss these results in a conference call and webcast presentation on Thursday, March 5, 2026, at 8:00 AM MT (10:00 AM ET). To participate, call 1-888-510-2154 (Canada and US Toll Free) or 1-437-900-0527 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-888-660-6345 (Canada and US Toll Free) or 1-289-819-1450 (International and Toronto Area) and using conference replay entry code 44923# from March 5, 2026, at 12:00 PM MT to March 12, 2026, at 12:00 PM MT.

To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/4aeRBlw to receive an instant automated call back. You may also access the webcast at https://app.webinar.net/D4NkgeAgAMJ. The webcast link will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations/ under Upcoming Events prior to the conference call.

Participants who would like to submit questions ahead of time may do so by emailing investor_relations@vermilionenergy.com.

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net loss, FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and is most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.

Reconciliation of fund flows from continuing operations to net loss from continuing operations:

	Q4 2025		Q4 2024		2025		2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	458,722	40.96	410,018	65.54	1,820,751	44.68	1,546,493	61.09
Royalties	(32,367)	(2.89)	(21,728)	(3.47)	(119,124)	(2.92)	(92,916)	(3.67)
Transportation	(36,178)	(3.23)	(21,253)	(3.40)	(132,883)	(3.26)	(86,247)	(3.41)
Operating	(133,133)	(11.89)	(108,141)	(17.29)	(508,521)	(12.48)	(446,173)	(17.62)
General and administration (1)	(25,698)	(2.29)	(20,645)	(3.30)	(98,450)	(2.42)	(74,010)	(2.92)
Corporate income tax expense	8,807	0.79	(15,996)	(2.56)	(26,044)	(0.64)	(66,423)	(2.62)
Petroleum resource rent tax	8,391	0.75	3,226	0.52	2,955	0.07	(11,702)	(0.46)
Interest expense	(27,670)	(2.47)	(23,965)	(3.83)	(132,748)	(3.26)	(84,606)	(3.34)
Equity based compensation	(627)	(0.06)	-	-	(6,319)	(0.16)	(14,361)	(0.57)
Realized gain on derivatives	21,037	1.88	28,795	4.60	141,648	3.48	345,318	13.64
Realized foreign exchange gain	93	0.01	2,442	0.39	1,223	0.03	7,735	0.31
Realized other expense	(844)	(0.08)	(5,119)	(0.82)	(15,800)	(0.39)	(7,267)	(0.29)
Fund flows from continuing operations	240,533	21.48	227,634	36.38	926,688	22.73	1,015,841	40.14
Equity based compensation	(5,693)		(7,499)		(18,847)		(15,569)
Unrealized gain (loss) on derivative instruments (2)	53,894		(137,273)		116,299		(452,858)
Unrealized foreign exchange gain (loss) (2)	30,421		(29,079)		(41,098)		(59,463)
Accretion	(19,202)		(17,112)		(71,629)		(66,179)
Depletion and depreciation	(209,384)		(131,139)		(697,461)		(563,982)
Deferred tax recovery (expense)	31,754		80,955		(16,901)		51,875
Impairment expense	(572,159)		-		(572,159)		-
Unrealized other income (expense) (2)	11,717		(5,011)		10,303		(5,834)
Net loss from continuing operations	(438,119)		(18,524)		(364,805)		(96,169)

(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
(2)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange gain (loss), and Unrealized other income (expense) are line items from the respective Consolidated Statements of Cash Flows.

Reconciliation of fund flows from discontinued operations to net earnings (loss) from discontinued operations:

	Q4 2025		Q4 2024		2025		2024
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	827	76.83	94,334	71.23	210,643	69.80	434,914	74.40
Royalties	(205)	(19.04)	(18,321)	(13.83)	(40,591)	(13.45)	(85,034)	(14.55)
Transportation	(38)	(3.53)	(2,708)	(2.04)	(7,007)	(2.32)	(12,686)	(2.17)
Operating	170	15.79	(31,425)	(23.73)	(59,115)	(19.59)	(121,740)	(20.83)
General and administration	(553)	(51.37)	(6,815)	(5.15)	(20,367)	(6.75)	(25,493)	(4.36)
Corporate income tax expense	-	-	(1)	-	-	-	(19)	-
Fund flows from discontinued operations	201	18.68	35,064	26.48	83,563	27.69	189,942	32.49
Unrealized foreign exchange (loss) gain (1)	(207)		562		(308)		992
Unrealized other expense (1)	-		-		(3,986)		-
Accretion	-		(2,160)		(4,235)		(8,362)
Depletion and depreciation	585		(32,319)		(45,926)		(119,258)
Deferred tax (expense) recovery	(113)		(939)		54,482		(13,884)
Impairment expense	-		-		(372,386)		-
Net earnings (loss) from discontinued operations	466		208		(288,796)		49,430

Fund flows from operations	240,734	21.47	262,698	34.67	1,010,251	23.10	1,205,783	38.71

Net loss	(437,653)		(18,316)		(653,601)		(46,739)

(1)	Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange gain (loss), and Unrealized other income (expense) are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per basic share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by boe production. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

Free cash flow (FCF) and excess free cash flow (EFCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs and EFCF is comprised of FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. Reconciliation to the primary financial statement measures can be found in the following table.

($M)	Q4 2025	Q4 2024	2025	2024
Cash flows from operating activities	133,357	212,587	943,661	967,751
Changes in non-cash operating working capital	75,953	26,829	4,104	182,698
Asset retirement obligations settled	31,424	23,282	62,486	55,334
Fund flows from operations	240,734	262,698	1,010,251	1,205,783
Drilling and development	(193,757)	(176,505)	(617,250)	(586,962)
Exploration and evaluation	2,005	(24,154)	(17,672)	(36,018)
Free cash flow	48,982	62,039	375,329	582,803
Payments on lease obligations	(2,737)	(82,060)	(13,432)	(101,539)
Asset retirement obligations settled	(31,424)	(23,282)	(62,486)	(55,334)
Excess free cash flow	14,821	(43,303)	299,411	425,930

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q4 2025	Q4 2024	2025	2024
Drilling and development	193,757	176,505	617,250	586,962
Exploration and evaluation	(2,005)	24,154	17,672	36,018
Capital expenditures	191,752	200,659	634,922	622,980

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q4 2025	Q4 2024	2025	2024
Dividends declared	19,895	18,521	79,907	75,327
Drilling and development	193,757	176,505	617,250	586,962
Exploration and evaluation	(2,005)	24,154	17,672	36,018
Asset retirement obligations settled	31,424	23,282	62,486	55,334
Payout	243,071	242,462	777,315	753,641
% of fund flows from operations	101%	92%	77%	63%

Return on capital employed (ROCE): A non-GAAP ratio, ROCE is a measure that management uses to analyze our profitability and the efficiency of our capital allocation process; the comparable primary financial statement measure is earnings before income taxes. ROCE is calculated by dividing net loss before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

	Twelve Months Ended
($M)	Dec 31, 2025	Dec 31, 2024
Net loss	(653,601)	(46,739)
Taxes	(14,492)	40,153
Interest expense	132,748	84,606
EBIT	(535,345)	78,020
Average capital employed (1)	5,120,536	5,464,037
Return on capital employed	(10) %	1%

(1)  Average capital employed includes the current portion of asset retirement obligations, previously presented on a combined basis as long-term. The prior period results have been presented to conform with current period presentation.

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

	As at
($M)	Dec 31, 2025	Dec 31, 2024
Current assets	467,286	582,326
Current liabilities	(554,547)	(664,178)
Current derivative asset	(78,694)	(40,312)
Current asset retirement obligation (1)	54,504	53,588
Current lease liability	9,206	12,206
Current derivative liability	6,154	52,944
Adjusted working capital deficit	(96,091)	(3,426)

(1)  Asset retirement obligations previously presented as a combined balance have been reclassified into current and long-term portion of asset retirement obligations. The prior period results have been presented to conform with current period presentation.

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q4 2025	Q4 2024	2025	2024
Acquisitions, net of cash acquired	1,646	5,257	1,088,761	12,728
Shares issued for acquisition	-	-	13,363	-
Acquisition of securities	-	-	-	9,373
Acquired working capital deficit	-	-	23,179	-
Acquisitions	1,646	5,257	1,125,303	22,101

Dispositions: Dispositions is a non-GAAP financial measure and is calculated as the sum of dispositions, and disposition of securities from the Consolidated Statements of Cash Flows. Management believes that including these components provides a useful measure of the proceeds associated with our disposition activities and is most directly comparable to cash flows used in investing activities. A reconciliation to dispositions, and disposition of securities, the most directly comparable primary financial statement measures, can be found below.

($M)	Q4 2025	Q4 2024	2025	2024
Dispositions	-	-	483,525	-
Disposition of securities	41,782	-	41,782	-
Dispositions	41,782	-	525,307	-

Operating netback: Operating netback is non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis is a non-GAAP ratio. Operating netback is most directly comparable to net loss. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Dec 31, 2025	Dec 31, 2024
Long-term debt	1,243,397	963,456
Adjusted working capital (1)	96,091	3,426
Unrealized FX on swapped USD borrowings (2)	2,902	-
Net debt	1,342,390	966,882

Ratio of net debt to four quarter trailing fund flows from operations (3)	1.4	0.8

(1)  Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives, current asset retirement obligations and current lease liabilities).

(2)  Vermilion may enter into cross currency interest rate swaps to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. Unrealized FX on swapped USD borrowings relates to the unrealized gains and losses on our cross currency interest swaps. At December 31, 2025, there was $196.7 million of USD borrowings on our revolving credit facility. (December 31, 2024 - $nil).

(3)  Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company's ability to repay debt on a pro forma basis.

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan ("LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q4 2025	Q4 2024
Shares outstanding	152,950	154,344
Potential shares issuable pursuant to the LTIP	4,663	3,493
Diluted shares outstanding	157,613	157,837

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

F&D (finding and development) and FD&A (finding, development and acquisition) costs: used as a measure of capital efficiency, calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period.

Operating Recycle Ratio: A non-GAAP ratio that is calculated by dividing the Operating Netback, excluding PRRT and realized hedging gains and losses, by the cost of adding reserves (F&D and FD&A cost). Management assesses operating recycle ratio as a measure of the reinvestment of earnings.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2025 and 2024, please refer to SEDAR+ (www.sedarplus.ca) or Vermilion's website at https://www.vermilionenergy.com/invest-with-us/reports-filings.cfm.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration and development of liquids-rich natural gas in Canada and conventional natural gas in Europe while optimizing low-decline oil assets. This diversified portfolio delivers outsized free cash flow through direct exposure to global commodity prices and enhanced capital allocation optionality.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as "forward-looking statements or information"). Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "continue", "on track", "target", "focus", "grow", "will", "may", "could", or similar expressions or words suggesting future outcomes or statements regarding future events, performance, objectives, strategies or outlook. Forward-looking statements or information in this document may include, but are not limited to statements and information with respect to: capital expenditures and Vermilion's ability to fund such expenditures; future fund flows from operations and free cash flows; shareholder returns; Vermilion's anticipated future debt capacity and levels; Vermilion's budget; statements regarding the return of capital, the flexibility of Vermilion's capital program and operations; business strategies, objectives and priorities; operational and financial performance; estimated volumes of reserves and the discounted present value of future net cash flows from such reserves; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2026 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and interest rates and inflation rates; significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth, number and production of Vermilion's future wells expected to be drilled; exploration and development plans and the timing thereof; Vermilion's aim and ability to reduce its debt; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; ongoing contractual commitments; asset retirement obligations; emissions targets, including reductions; sustainability and environmental, social and governance (ESG) and sustainability plans; and the timing of regulatory proceedings and the receipt of regulatory and third-party approvals.

Such forward-looking statements or information are based on a number of assumptions of which all or any may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory, government and third-party approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates and inflation rates; the accuracy of the McDaniel Reserves Report (defined below); the ability of the Company to identify, execute on and realize the anticipated benefits of attractive mergers and acquisitions opportunities; the ability of the Company to conduct operations in a safe manner; political stability of the areas in which the Company operates; the effects of changes to international trade policies; the accuracy of the Company's 2026 budget; the ability of the Company to retain key employees; production and decline rates; the absence of significant adverse changes to the legislative and regulatory frameworks, including regarding royalties, taxes and environmental matters; the political, economic and social states of the capital markets; global economic conditions; the ability of the Company to execute plans, including exploration and development plans; the success of present and future wells; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: commodity prices; exchange rates; production and sales volumes; interest rates; geopolitical tensions; global tariffs; volatility of oil and gas prices; constraints at processing facilities and/or on transportation; volatility of foreign exchange rates; volatility of market price of Common Shares (defined below); hedging arrangements; inflationary pressures; increase in operating costs or a decline in production level; operator performance and payment delays; weather conditions; cost of new technology; tax, royalty, and other government legislation; government regulations; policy and legal risks; political events and terrorist attacks; discretionary nature of dividends and share buybacks; additional financing; debt service; variations in interest rates and foreign exchange rates; environmental legislation; hydraulic fracturing regulations; climate change; competition; international operations and future geographical/industry expansion; acquisition assumptions; failure to realize anticipated benefits of prior acquisitions; reserves estimates; cyber security; accounting adjustments; ineffective internal controls; the potential for new and increased U.S. tariffs and protectionist trade measures on Canadian oil and gas imports; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

Many factors could cause Vermilion's or any particular business unit's actual results, performance, or achievements to vary from those described in this document, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this document as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected, or targeted and such forward-looking statements included in this document should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Vermilion's future decisions and actions will depend on management's assessment of all information at the relevant time. Such statements speak only as of the date of this document. The forward-looking statements or information contained in this document are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking statements contained in this document are expressly qualified by these cautionary statements.

This document contains references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, the Task Force on Climate-related Financial Disclosures, International Sustainability Standards Board and the Sustainability Accounting Standards Board. Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion's. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

All oil and natural gas reserve information contained in this document is derived from the McDaniel Reserves Report (as defined below) and has been prepared and presented in accordance with the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). In this document: (A) the net present value of future net revenues attributable to reserves do not represent the fair market value of reserves; (B) the recovery and reserve estimates of crude oil, NGL and natural gas reserves provided in this document are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided in this document; and (C) the estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Under NI 51-101, disclosure of production volumes should include segmentation by product type as defined in the instrument. In this document, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil", "tight oil" or "heavy oil" and references to "natural gas" mean "conventional natural gas", "shale gas" or "coal bed methane".

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This document discloses certain oil and gas metrics, including reserve life index, finding, development and acquisition ("FD&A") costs, future development capital ("FDC") costs, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this document to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the Company's future performance and future performance may not compare to the Company's performance in previous periods and therefore such metrics should not be unduly relied upon.

Estimates of Drilling Locations: Unbooked drilling locations are the internal estimates of Vermilion based on Vermilion's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources (including contingent and prospective). Unbooked locations have been identified by Vermilion's management as an estimation of Vermilion's multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Vermilion will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and natural gas reserves, resources or production. The drilling locations on which Vermilion will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of funding, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While a certain number of the unbooked drilling locations have been de-risked by Vermilion drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management of Vermilion has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated. References herein to "US$" or "USD" are to United States dollars.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

CO: Vermilion Energy Inc.

CNW 17:01e 04-MAR-26